

May 22, 2019

Ian Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Global Ship Lease Services Limited
Portland House, Stag Place
London SW1E 5RS
United Kingdom

   Re: Global Ship Lease, Inc.
   Form F-3 Registration Statement
   Filed May 15, 2019
   File No. 333-231509

Dear Mr. Webber:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Beverly Singleton at (202) 551-3328 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Transportation and Leisure